EXHIBIT 99.1

NewsRelease

TransCanada Announces Intention to Sell Remaining Interest in GTN to TC PipeLines, LP

Continues to Advance MLP Drop Down Strategy to Finance Industry-Leading Capital Program

CALGARY, Alberta – November 12, 2014 – TransCanada Corporation (TSX, NYSE: TRP) (TransCanada) today announced it has offered to sell its remaining 30 per cent interest in Gas Transmission Northwest LLC (GTN) to its master limited partnership, TC PipeLines, LP (NYSE: TCP) (the Partnership).

“This transaction, along with the recent sale of our remaining 30 per cent interest in the Bison Pipeline, further demonstrates our commitment to drop down all of our remaining U.S. natural gas pipeline assets to the Partnership on a more sizable and frequent basis,” said Russ Girling, TransCanada's president and chief executive officer. “Asset sales to the Partnership will provide us with significant cash proceeds to help fund our unprecedented $46 billion of commercially secured projects. This growth portfolio now includes $2.7 billion of new NGTL System expansions and $475 million in pipeline and facility investments within the Eastern Triangle portion of the Canadian Mainline, which were announced on November 4th.”

“Through delivering on our industry-leading capital program and ongoing expansion in our three core businesses, underpinned by TransCanada’s blue chip asset base and financial strength, we are well positioned to deliver significant sustainable growth in earnings, cash flow and dividends,” Girling added. “TransCanada’s drop down strategy also enhances the size and diversity of the Partnership’s asset base, positioning it as well with high-quality future growth.”

GTN is a 2,178 kilometre (1,353 mile) pipeline that transports natural gas under long-term contracts from the Western Canada Sedimentary Basin and the Rocky Mountains to Washington, Oregon and California. Through the first nine months of 2014, our remaining 30 per cent interest in GTN generated comparable EBITDA of US$32 million.

TransCanada’s Board of Directors has approved the sale of GTN and, subject to the satisfactory negotiation of terms and Partnership Board approval, the transaction is expected to close by the end of first quarter 2015.

In addition to GTN, TransCanada ultimately expects to drop down its remaining interest in the following U.S. natural gas pipelines to the Partnership:

•	44.5 per cent and 61.7 per cent interest in Iroquois and Portland, respectively; and

•	100 per cent and 53.6 per cent interest in ANR and Great Lakes, respectively.

These assets are expected to generate approximately US$450 million of EBITDA in 2016 and beyond.

TransCanada management believes the Partnership has the capacity to complete drop downs in excess of US$1 billion per year going forward. Beyond the sale of GTN, future drop downs will be subject to TransCanada and Partnership Board approvals as well as market conditions.

TransCanada, through its subsidiaries, currently holds a 28 per cent interest in TC PipeLines, LP, a United States master limited partnership, which was formed to acquire, own and actively participate in the management of U.S. natural gas pipelines and related assets.

With more than 60 years’ experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas and liquids pipelines, power generation and gas storage facilities. TransCanada operates a network of natural gas pipelines that extends more than 68,500 kilometres (42,500 miles), tapping into virtually all major gas supply basins in North America. TransCanada is one of the continent's largest providers of gas storage and related services with more than 400 billion cubic feet of storage capacity. A growing independent power producer, TransCanada owns or has interests in over 11,800 megawatts of power generation in Canada and the United States. TransCanada is developing one of North America's largest liquids delivery systems. TransCanada's common shares trade on the Toronto and New York stock exchanges under the symbol TRP. Visit TransCanada.com and our blog to learn more, or connect with us on social media and 3BL Media.

FORWARD LOOKING INFORMATION

This publication contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as "anticipate", "expect", "believe", "may", "will", "should", "estimate", "intend" or other similar words). Forward-looking statements in this document are intended to provide TransCanada security holders and potential investors with information regarding TransCanada and its subsidiaries, including management's assessment of TransCanada's and its subsidiaries' future plans and financial outlook. All forward-looking statements reflect TransCanada's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed in this news release, and not to use future-oriented information or financial outlooks for anything other than their intended purpose. TransCanada undertakes no obligation to update or revise any forward-looking information except as required by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to the Quarterly Report to Shareholders dated November 3, 2014 and 2013 Annual Report filed under TransCanada's profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov.

Media Enquiries:
Shawn Howard/ Mark Cooper
403.920.7859 or 800.608.7859

TransCanada Investor & Analyst Enquiries:
David Moneta/ Lee Evans
403.920.7911 or 800.361.6522